

May 27, 2015

Mats Wallin
Chief Financial Officer
Autoliv, Inc.
Vasagatan 11, 7th Floor, SE-111 20
Box 70381
SE-107 24 Stockholm, Sweden

> **Re: Autoliv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Response dated May 12, 2015**
> **File No. 001-12933**

Dear Mr. Wallin:

   We have reviewed your May 12, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2015

11. Contingent Liabilities

Antitrust matters, page 15

We have reviewed your response to our prior comment 1 and have the following additional comments.

1.   Please advise how many OEMs were included in the direct purchaser class, and how many opted-out of the settlement agreement reached in May 2014. We noted of those that opted-out, settlements were reached with two OEMs during the quarter ended March 31, 2015. One of which accounted for most of the $81 million aggregate settlement amount. In this regard, please explain why the settlement amount for this particular OEM

was significantly higher relative to the class settlement agreement of $40 million reached in May 2014. As part of your response, please identify the OEM.

2.   For the OEM that accounted for most of the aggregate settlement amount reached in March 2015, please provide us with a detailed timeline which includes claims for damages requested by the OEM, and any counter offers made by you. In addition, please explain to us in greater detail the nature of the losses and damage contentions asserted by the OEM and why you believed they were unverified and unsupportable, including why the information provided by the OEM was insufficient to justify its claim. Please be specific in your response.

3.   As part of your detailed timeline, please also provide timing of the communications that occurred between you and the OEM, including when consideration of the on-going business relationship became more a compelling reason for you to reach a potential settlement rather than moving forward with arbitration. Your response should include the nature of the discussion(s) which lead you to believe your business relationship would be at risk in which it eventually outweighed your belief that their claims were unsupportable.

4.   As it appears that maintaining a positive relationship with this customer was the impetus to settling, please tell us how you consider whether this transaction represented an inducement to the customer and why you believe it is appropriate to recognize the entire settlement amount within operating expense rather than as a reduction to revenue (i.e. incentive or concession).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief